

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Louis J. Pastor
Executive Vice President & General Counsel
Xerox Holdings Corporation
201 Merritt 7
Norwalk, CT 06851-1056

Re: Xerox Holdings Corporation
Form 8-K
Exhibit Nos. 10. 1- Amendment 1, dated as of November 5, 2019, to that certain Technology Agreement, dated as of April 1, 2006, by and between Fuji Xerox Co., Ltd. and Xerox Corporation
10.2- Amendment 1, dated as of November 5, 2019, to that certain Master Program Agreement, dated as of September 9, 2013, by and between Fuji Xerox Co., Ltd. and Xerox Corporation
Filed November 5, 2019
File No. 001-39013

Dear Mr. Pastor:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance